UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. 2)

36Kr Holdings Inc.

(Name of Issuer)

Class A Ordinary Shares $0.0001 par value per share

(Title of Class of Securities)

88429K 10 3*

(CUSIP Number)

September 30, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

CUSIP number 88429K 10 3 has been assigned to the American Depositary Shares (“ADSs”) of the issuer, which are quoted on The Nasdaq Global Market under the symbol “KRKR.” One ADS represents twenty-five Class A ordinary shares of the issuer.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88429K 10 3	13G

1.	Name of Reporting Persons Tembusu Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC Use Only
4.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 57,595,225 (2)
	6.	Shared Voting Power
	7.	Sole Dispositive Power 57,595,225 (2)
	8.	Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 57,595,225 (2)
10.	Check if the Aggregate Amount in Row 9 Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 5.91% (3)
12.	Type of Reporting Person (See Instructions) PN

(1)

This statement on Schedule 13G is filed by Tembusu and Su (each as defined in the Original Schedule 13G (as defined below)). The Reporting Persons expressly disclaim status as a “group” for purposes of this Amendment (as defined below).

(2)	Such shares consist of 2,303,809 ADSs held by Tembusu. Su, the sole member of Tembusu, may exercise voting, investment and dispositive power over these shares.
(3)	This percentage is calculated based on 975,142,552 Class A ordinary shares outstanding as of September 30, 2024, as disclosed to the Reporting Persons by the Issuer.

CUSIP No. 88429K 10 3	13G

1.	Name of Reporting Persons David Su Tuong Sing
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC Use Only
4.	Citizenship or Place of Organization Republic of Singapore

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 57,595,225 (2)
	6.	Shared Voting Power
	7.	Sole Dispositive Power 57,595,225 (2)
	8.	Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 57,595,225 (2)
10.	Check if the Aggregate Amount in Row 9 Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 5.91% (3)
12.	Type of Reporting Person (See Instructions) IN

(1)	The Reporting Persons expressly disclaim status as a “group” for purposes of this Amendment.
(2)	Such shares consist of 2,303,809 ADSs held by Tembusu. Su, the sole member of Tembusu, may exercise voting, investment and dispositive power over these shares.
(3)	This percentage is calculated based on 975,142,552 Class A ordinary shares outstanding as of September 30, 2024, as disclosed to the Reporting Persons by the Issuer.

Introductory Note: This Amendment No. 2 (this “Amendment”) amends and supplements the Schedule 13G originally filed by the Reporting Persons with the Commission on December 31, 2019, as amended and supplemented by Amendment No. 1 dated February 14, 2023 (the “Original Schedule 13G”). Only those items that are hereby reported are amended; all other items reported in the Original Schedule 13G remain unchanged. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms not defined in this Amendment have the meanings ascribed to them in the Original Schedule 13G.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

Building B6, Universal Business Park,

No. 10 Jiuxianqiao Road,

Chaoyang District, Beijing, People’s Republic of China, 100015

Item 4.	Ownership.

(a) Amount beneficially owned:

See Row 9 and the corresponding footnotes on the cover page for each Reporting Person.*

(b) Percent of class:

See Row 11 of the cover page for each Reporting Person and the corresponding footnotes.*

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote

See Row 5 of the cover page for each Reporting Person and the corresponding footnotes.*

(ii) Shared power to vote or to direct the vote

See Row 6 of the cover page for each Reporting Person and the corresponding footnotes.*

(iii) Sole power to dispose or to direct the disposition of

See Row 7 of the cover page for each Reporting Person and the corresponding footnotes.*

(iv) Shared power to dispose or to direct the disposition of

See Row 8 of the cover page for each Reporting Person and the corresponding footnotes.*

*

Except to the extent of his or its pecuniary interest therein, each Reporting Person disclaims beneficial ownership of such shares, except for the shares, if any, such Reporting Person holds of record.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 13, 2024

TEMBUSU LIMITED

By:	/s/ David Su Tuong Sing
Name:	David Su Tuong Sing
Title:	Sole Member

DAVID SU TUONG SING

/s/ David Su Tuong Sing